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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 3)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
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                       (Name of Subject Company [Issuer])

                            Everest Investors 10, LLC
                           Everest Properties II, LLC
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                                    (Bidders)

                 Class A Units of Limited Partnership Interests
                 Original Units of Limited Partnership Interests
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
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                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 440
                               Pasadena, CA 91101
                            Telephone (800) 611-4613
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

       Transaction Valuation: $1,657,650(1) Amount of Filing Fee: $332.00

(1) Calculated as the product of the number of Units on which the Offer is made and the gross cash price per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount previously paid: Not Applicable       Filing party: Not Applicable

     Form or registration no.: Not Applicable     Date filed: Not Applicable



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                        AMENDMENT NO. 3 TO SCHEDULE 14D-1

     This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 filed by Everest Investors 10, LLC, a California limited liability company (the "Purchaser") with the Securities and Exchange Commission on February 24, 1999, relating to the Purchaser's offer to purchase up to 3,240 Class A units and 7,530 Original Units of limited partnership interests ("Units") in Income Growth Partners, Ltd. X (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 1999, and the related Agreement of Transfer and Letter of Transmittal. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase. The Offer is hereby amended to include the information below.

ITEM 6.  Interest in Securities of the Subject Company

     Item 6 is hereby amended and supplemented by adding the following sentences thereto:

     The Offer expired pursuant to its terms at 5:00 p.m., Los Angeles time, on Wednesday, March 31, 1999. The Purchaser received 78 Class A Units and 223 Original Units that were validly tendered and not withdrawn, all of which were accepted for payment. Once the Partnership has confirmed that the Units have been transferred to the Purchaser, as a result of the Offer, the Purchaser will own approximately 1.0% of the outstanding Class A Units and 1.2% of the outstanding Original Units.


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                                    SIGNATURE


     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  April 2, 1999

                                                 EVEREST INVESTORS 10, LLC
                                                 By: EVEREST PROPERTIES II, LLC,
                                                     Manager

                                                     By:  /s/ David I. Lesser
                                                     ---------------------------
                                                        David I. Lesser
                                                        Executive Vice President



                                                 EVEREST PROPERTIES II, LLC


                                                 By:  /s/ David I. Lesser
                                                 -------------------------------
                                                     David I. Lesser
                                                     Executive Vice President